
Mail Stop 4628

July 30, 2018

<u>Via E-mail</u>
Robin Raina
President and Chief Executive Officer
Ebix Inc.
1 Ebix Way
Johns Creek, GA 30097

   Re: Ebix, Inc.
      10-K for Fiscal Year Ended December 31, 2017
      Filed March 1, 2018
      File No. 0-15946

Dear Mr. Raina:

  We refer you to our comment letter dated June 29, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Barbara Jacobs
   Assistant Director
   Division of Corporation Finance

   Sean Donaghy
   Chief Financial Officer